July 3, 2013
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Jeffrey P. Riedler
Assistant Director

RE:	Cellular Dynamics International, Inc. Registration Statement on Form S-1
File No. 333-189049
Ladies and Gentlemen:
On behalf of Cellular Dynamics International, Inc. (the “Company” or “CDI”), we submit this letter to provide information requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of the Company’s initial Confidential Registration Statement on Form S‑1 submitted to the Commission on February 26, 2013 (the “Registration Statement”).
The Company currently expects the price range to be included on the cover of the Company’s preliminary prospectus will be $12.00 to $14.00 per share. In response to the Staff’s prior comment 18 received by electronic mail dated March 22, 2013 relating to qualitative and quantitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance, the Company advises the Staff that it intends to include the following disclosure in its Registration Statement under the heading “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies, significant judgments and estimates—Common stock valuation”:
“Since November 2012
We believe that the assumed initial public offering price of $13.00 per share, which is the midpoint of the range on the cover of this prospectus, is consistent with the determination of the fair value of our common stock of $8.09 per share in November 2012. We believe that there are three principal factors which explain the growth in value of our common stock since November 2012. The first is that in November 2012 we were a private company. Because we were a private company, the fair value determination included a discount for lack of marketability (as further discussed above). This discount would not be applied to the common stock we are offering pursuant to this prospectus. The second is that the fair value determination took into account the Income Approach to valuation (as further discussed above). Under such an

Securities and Exchange Commission
July 3, 2013

approach, the simple passage of time would imply an increase in value equal to the discount rate used in the Income Approach valuation adjusted for the actual number of months which have passed from the November 2012 valuation date through the time of the initial public offering. The third is that the fair value determination also recognized that our common stock was junior to our Series A and Series B preferred stock. As a result, the fair value determination contemplated a range of future outcomes some of which resulted in value first being allocated to the Series A and Series B preferred stock in the amount of their liquidation preference and then with the residual value being allocated to our common stock. As a result, the value attributable to a share of common stock in those outcomes was less than would be attributable to a share of our common stock should all of the Series A and Series B preferred stock be converted into shares of common stock on a one-for-one basis as is contemplated immediately prior to the consummation of this offering.”
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Should the staff have additional questions regarding the foregoing, please do not hesitate to contact the undersigned at (414) 287-9258.
Very truly yours,
GODFREY & KAHN, S.C.
/s/ Dennis F. Connolly
Dennis F. Connolly

9704130.3